Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

For the Nine Months Ended September 26, 2010

(In millions, except ratio)
Earnings from Continuing Operations
Earnings from continuing operations before income taxes	$2,757
Interest expense	258
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(72)
Portion of rents representative of an interest factor	33
Amortization of debt premium and discount, net	(1)

Adjusted earnings from continuing operations before income taxes	$2,975

Fixed Charges
Interest expense	$258
Portion of rents representative of an interest factor	33
Amortization of debt premium and discount, net	(1)
Capitalized interest	—

Total fixed charges	$290

Ratio of Earnings from Continuing Operations to Fixed Charges	10.3